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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOUTHERN TRUST SECURITIES HOLDING CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

844024109
(CUSIP Number)

Robert Escobio

Chief Executive Officer

Southern Trust Securities Holding Corp.

145 Almeria Ave.

Coral Gables, Florida 33134

(305) 448-0080

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule D, and is filing the schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See §249-13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 844024109
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of persons above (entities only)	Robert Escobio

	2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)	SC, AF, PF, OO

	5.	Check is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	12,437,561
Shares
Beneficially	8.	Shared Voting Power	199,448
Owned by
Each	9.	Sole Dispositive Power	12,437,561
Reporting
Person With	10.	Shares Dispositive Power	199,448

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	12,636,009

	12.	Check is the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11)	68.7%

	14.	Type of Reporting Person (See Instructions)	IN

Item 1.  Security and Issuer

This statement relates to the common stock of Southern Trust Securities Holding Corp., a Florida Corporation, the address of whose principal executives offices is: 145 Almeria Ave. Coral Gables, Florida 33134.

Item 2.  Identity and Background

The statement is being filed by Robert Escobio, a natural person, who is the trustee for  the Robert J. Escobio and Salvador Frieri-Gallo Irrevocable Trust (the “Trust”), a trust formed under the laws of the State of Florida.  As sole trustee, Mr. Escobio has sole voting and dispositive power over the assets held by the Trust.  The business address of Mr. Escobio and the Trust is: 145 Almeria Ave., Coral Gables, FL 33134.

Mr. Escobio is the Chief Executive Officer and a Director of Southern Trust Securities Holding Corp. (“STS”) and its wholly-owned subsidiaries Capital Investment Services, Inc. (“CIS”), a registered-broker dealer and CIS Asset Management, Inc. (“CISAM”), a registered investment adviser. STS, CIS and CISAM share a principal business address of 145 Almeria Ave., Coral Gables, FL 33134.

Mr. Escobio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Mr. Escobio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Mr. Escobio is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Escobio acquired 7,948,948 of his shares of common stock of STS and his warrants to purchase 62,500 shares of common stock of STS as compensation as an officer and director of STS, its predecessor-in-interest and CIS over a period of time commencing in 2000 and ending in January of 2007.  Mr. Escobio also acquired 2 million shares of common stock of STS from its former officer and director for a purchase price, combined with shares purchased by two other investors for an aggregate sale of 2,500,000 shares for $25,000.  The purchase price was paid in cash.

The Trust acquired 2,150,561 shares of STS common stock and 300,000 shares of STS Series A 8% Convertible Preferred Stock, which converted to 474,000 shares of common stock, for an aggregate purchase of $6,000,000 on March 1, 2005.  The purchase price was paid in cash.

Item 4.  Purpose of Transaction

Mr. Escobio acquired shares in STS both to be compensated for his efforts in developing the business of STS and to control the business being built through his efforts.

The Trust was formed for the purpose of permitting its beneficiary, Salvador Fieri-Gallo, to make a substantial investment in STS on terms and subject to conditions acceptable to Mr. Escobio.

Mr. Escobio both in his individual capacity and as the Trustee of the Trust has no specific plans or proposals which related to or would result in (a) the acquisition or disposition of additional securities of STS; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving STS or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of STS or any of its subsidiaries; (d) any change in the present board of directors or management of STS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of STS; (e) any material change in the present capitalization or dividend policy of STS; (f) any other material changes in STS’s business or corporate structure; (g) changes in STS’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of STS by any person; (h) causing the common stock of STS to cease to be quoted on the Pink Sheets; or any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of June 29, 2007, Mr. Escobio beneficially owns 12,636,009, or 68.7%, of STS’s 18,395,878 shares of issued and outstanding common stock, including 62,500 immediately exercisable warrants for shares of common stock.  Of these shares, Mr. Escboio has the sole power to vote and direct the disposition of 12,437,561 shares of common stock and he has shared voting and dispositive power with his spouse, Susan Escobio over 199,448 shares of common stock.

Neither Mr. Escobio nor the Trust engaged in any transactions involving the common stock of STS during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Robert J. Escobio and Salvador Frieri-Gallo Irrevocable Trust (the “Trust”) was formed on December 17, 2004.  Robert Escobio is the sole trustee of the Trust.  The principal of the Trust was invested in the Series A 8% Convertible Preferred Stock of STS and 2,150,561 shares of common stock of STS. The Trust’s Series 8% Convertible Preferred Stock converted into 474,000 shares of common stock effective June 29, 2007.  The Trustee has sole power to vote and dispose of any shares held by the Trust.  The Trust shall terminate on December 31, 2015.

Item 7.  Materials to Be Filed as Exhibits.

None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007	/s/ Robert Escobio
Robert Escobio